Exhibit 99.3

Raine Securities LLC 810 Seventh Avenue, 39th Floor New York, NY 10019 Tel: (212) 603-5500 Fax: (212) 603-5501 Tel: (310) 987-7700 LA Tel: (415) 967-5830 SF

September 6 , 2016

Special Committee of the Board of Directors

Starz

8900 Liberty Circle

Englewood, CO 80112

Re:	Amendment No. 1 to Registration Statement on Form S-4 of Lions Gate Entertainment Corp. (“Lions Gate”), filed September 6 , 2016 (the “Registration Statement”)

Dear Members of the Special Committee:

Reference is made to our opinion letter, dated June 29, 2016 (the “Opinion Letter”), with respect to the fairness from a financial point of view to the holders of Series A common stock, par value $.01 per share (“Series A Common Stock”), of Starz (the “Company”), other than Excluded Series A Holders (as defined below), of the $18.00 in cash and 0.6784 non-voting common shares, without par value, of Lions Gate to be received by such holders pursuant to the Agreement and Plan of Merger, dated as of June 30, 2016, by and between the Company, Orion Arm Acquisition Inc. and Lions Gate. For purposes hereof, the “Excluded Series A Holders” means (i) any of Lions Gate or any wholly owned subsidiary of Lions Gate, (ii) Liberty Media Corporation, Liberty Interactive Corporation, Liberty TripAdvisor Holdings, Inc., Liberty Broadband Corporation, Liberty Global plc, Discovery Communications, Inc. or John C. Malone and (iii) any holder of Series B common stock, par value $.01 per share, of the Company solely in such holder’s capacity as a holder of Series B common stock.

The Opinion Letter is provided for the confidential use of the Special Committee (and, if it deems advisable, the Board of Directors of the Company) only in its evaluation of the transaction contemplated therein. We understand that the Company has determined to include our opinion in the Registration Statement. In that regard, we hereby consent to the reference to the Opinion Letter under the captions “Risk Factors—Risks Relating to the Merger, Reclassification and Exchange,” “The Merger—Background of the Merger,” “The Merger—Starz’s Reasons for the Merger and Other Proposals; Recommendations of the Starz Board of Directors” and “The Merger—Opinion of Starz’s Financial Advisors—Opinion of Raine Securities LLC” and to the inclusion of the Opinion Letter in the Joint Proxy Statement/Prospectus included in the Registration Statement. Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of the Registration Statement and that the Opinion Letter is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to, in whole or in part in any registration statement (including any subsequent amendments to the Registration Statement), proxy statement or any other document, except in accordance with our prior written consent. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Raine Securities LLC
RAINE SECURITIES LLC